The following amendments have been made to the 'Director/PDMR Shareholding' announcement released on 15 March 2022 at 12:33 under RNS No: 8476E Within 4f) of each Notification, the ‘Date of the transaction’ was incorrectly stated as “2021-03- 11”. The date should have read “2022-03-11” in each Notification. This has been corrected within each notification within the announcement below. All other details remain unchanged. Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Conny Braams 2 Reason for the notification a) Position/status Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Award of 12,631.446 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 12,631.446

e) Aggregated information - Volume - Total 12,631.446 £0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Award of 12,402.009 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 12,402.009

e) Aggregated information - Volume - Total 12,402.009 £0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hanneke Faber 2 Reason for the notification a) Position/status President, Foods & Refreshment (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Award of 15,935.763 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency EUR – Euro d) Price(s) and volume(s) Price(s) Volume(s)

€0.00 15,935.763 e) Aggregated information - Volume - Total 15,935.763 €0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction Amsterdam Stock Exchange – XAMS Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status President, North America (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Award of 17,022.428 conditional Unilever PLC ADR shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017 operated under the North America Omnibus Equity Compensation Plan.

c) Currency USD – United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $0.00 17,022.428 e) Aggregated information - Volume - Total 17,022.428 $0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction New York Stock Exchange – XNYS Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sunny Jain 2 Reason for the notification a) Position/status President, Beauty & Personal Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Award of 16,840.939 conditional Unilever PLC ADR shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017 operated under the North America Omnibus Equity Compensation Plan. c) Currency USD – United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $0.00 16,840.939 e) Aggregated information - Volume - Total 16,840.939 $0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction New York Stock Exchange – XNYS Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alan Jope 2 Reason for the notification a) Position/status Chief Executive Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b) Nature of the transaction Award of 77,427.230 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 77,427.230 e) Aggregated information - Volume - Total 77,427.230 £0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status President, Home Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b) Nature of the transaction Award of 20,005.904 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 20,005.904 e) Aggregated information - Volume - Total 20,005.904 £0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sanjiv Mehta 2 Reason for the notification a) Position/status President, South Asia (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Unilever PLC ordinary 3 1/9 pence shares

Identification code GB00B10RZP78 b) Nature of the transaction Award of 12,685.940 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 12,685.940 e) Aggregated information - Volume - Total 12,685.940 £0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nitin Paranjpe 2 Reason for the notification a) Position/status Chief Operating Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Unilever PLC ordinary 3 1/9 pence shares

Identification code GB00B10RZP78 b) Nature of the transaction Award of 16,246.632 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 16,246.632 e) Aggregated information - Volume - Total 16,246.632 £0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Graeme Pitkethly 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Award of 46,660.078 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 46,660.078 e) Aggregated information - Volume - Total 46,660.078 £0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief R&D Officer (Member of the Unilever Leadership Executive (ULE)) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Award of 11,552.471 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 11,552.471 e) Aggregated information - Volume - Total 11,552.471 £0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction London Stock Exchange – XLON Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Ritva Sotamaa 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary ( a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC

b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Award of 12,531.039 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. c) Currency GBP – British Pound d) Price(s) and volume(s) Price(s) Volume(s) £0.00 12,531.039 e) Aggregated information - Volume - Total 12,531.039 £0.00 f) Date of the transaction 2022-03-11 g) Place of the transaction London Stock Exchange – XLON